Mail Stop 3561

April 27, 2010

Shelley Reynolds
Vice President, Worldwide Controller and
    Principal Accounting Officer
Amazon.com, Inc.
1200 12th Avenue South
Suite 1200
Seattle, Washington 98144-2734

> **Re: Amazon.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed January 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 14, 2010**
> **File No. 000-22513**

Dear Ms. Reynolds:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page 36

Note 1 – Description of Business and Accounting Policies, page 42

Leases and Asset Retirement Obligations, page 44

1. It appears that you apply the guidance in FASB ASC paragraph 840-40-15-5 for build-to-suit lease arrangements to the extent you are involved in the construction of structural improvements or take some level of construction risk prior to commencement of a lease. Please tell us why you meet the criteria for determining whether you are the owner of the assets under construction and/or the automatic indicators of ownership in ASC Section 840-40-55.

Revenue, page 47

2. Please tell us how you determine the expected lives of products with multiple elements accounted for as a single unit of accounting and why you believe the useful lives are appropriate.

Note 4−Acquisitions, Goodwill, and Acquired Intangible Assets, pages 54-55

3. Please expand your disclosure in future filings to provide all of the information required by ASC paragraphs 805-10-50-2, 805-20-50-1 and 805-30-50-1 to the extent applicable. For example, additional disclosures that should be provided include:

   • the primary reasons for the acquisition;

   • the amount of acquisition-related costs, the amount recognized as an expense and the line item in the income statement in which the expense is recognized;

   • the amounts of revenue and earnings of the acquire since the acquisition date included in consolidated income;

   • a qualitative description of the factors that make up the goodwill recognized and the total amount of goodwill that is expected to be deductible for tax purposes;

   • method of determining fair value of common stock issued; and

   • amount of goodwill by reportable segment.

Definitive Proxy Statement on Schedule 14A

4. We note that you have not included any disclosure in response to Item 402(s) of
    Regulation S-K. Please advise us of the basis for your conclusion that disclosure
    is not necessary and describe the process you undertook to reach that conclusion.

* * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies of your
disclosure to expedite our review. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in these filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filings; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director